Exhibit 99.1

Amdocs to Transfer Stock Exchange Listing to The NASDAQ Stock Market

Company’s Ticker Symbol to Remain “DOX”

ST. LOUIS — December 5, 2013 — Amdocs (NYSE: DOX), the leading provider of customer experience systems and services, today announced it has decided to transfer the listing of its ordinary shares to The NASDAQ Global Select Market (“NASDAQ”) from the New York Stock Exchange. Trading of Amdocs’ shares on NASDAQ is expected to commence on December 20, 2013 under its current ticker symbol “DOX.”

“We are excited to join the NASDAQ and to be included among the most innovative companies in the world,” said Eli Gelman, chief executive officer of Amdocs Management Limited. “We look forward to leveraging the range of cost-effective services that accompany our NASDAQ listing while also improving our visibility with investors.”

“For more than 30 years, Amdocs’ market-leading product portfolio has helped communication service providers simplify the customer experience, capitalize on the data explosion, and improve operational efficiency,” said Bruce Aust, executive vice president of the Corporate Client Group at NASDAQ OMX. “We are proud to welcome Amdocs to NASDAQ and look forward to a long and successful partnership.”

Supporting Resources

•	Keep up with Amdocs news by visiting the company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, Google+, LinkedIn and YouTube

About Amdocs

For more than 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 20,000 employees serve customers in more than 70 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed on December 11, 2012 and our quarterly 6-K forms furnished on February 12, May 16 and August 12, 2013.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

Amdocs

1390 Timberlake Manor Parkway Chesterfield, MO 63017 USA www.amdocs.com	+1-314-212-7000 tel +1-314-212-7500 fax